TESTA, HURWITZ & THIBEAULT, LLP

ATTORNEYS AT LAW

HIGH STREET TOWER

125 HIGH STREET

OFFICE (617) 248-7000	BOSTON, MASSACHUSETTS 02110	FAX (617) 248-7100

November 18, 2004

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs
Mr. Hugh Fuller

RE:	MatrixOne, Inc.
Registration Statement on Form S-3
File No. 333-119374 (“Registration Statement”)

Ladies and Gentlemen:

This letter is being furnished on behalf of our client, MatrixOne, Inc. (the “Company”), in response to comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated October 29, 2004 (the “Letter”) from Barbara C. Jacobs, Assistant Director, to Mark. F. O’Connell, President and Chief Executive Officer of the Company, with respect to the Registration Statement. The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Selling Stockholders, pages 16-18

Comment:

1.	Please describe the material terms of the acquisition of Synchronicity Software, Inc. pursuant to which the selling shareholders received the shares that you are registering for resale. In your discussion, please include the material terms of the acquisition agreement and the exemption from registration upon which you relied for the issuance of your shares. We note that you have included some of this information in the Recent Developments section.

Response:

In response to the Staff’s comment, the Company has supplemented the “Recent Developments” section of the Registration Statement.

Mr. Hugh Fuller

November 18, 2004

Comment:

2.	Please disclose the natural persons holding voting and/or dispositive control over the shares being offered by the Ascent Venture entities as well as the Canaan entities. In this regard, please see Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretations 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response:

The Company inquired of each selling stockholder entity listed in the table included in the “Selling Stockholders” section of the Registration Statement. Based on the information the Company received, the Company has amended the footnotes to the table to disclose the natural person(s) who exercise sole or shared voting and/or investment power over each selling stockholder, including the Ascent Venture entities and the Canaan entities.

Comment:

3.	Please disclose whether any of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers. With respect to any registered broker-dealer, disclose whether it received such shares as compensation for investment banking services. With respect to any affiliates of registered broker-dealers, disclose whether they acquired the securities to be resold in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase.

Response:

The Company inquired of each selling stockholder entity listed in the table included in the “Selling Stockholders” section of the Registration Statement. Based on the information the Company received, none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers, and no selling stockholder received such shares as compensation for providing investment banking services to the Company. No change has been made to the Registration Statement in response to this comment.

Plan of Distribution, pages 18-20

Comment:

4.	We note that the selling shareholders may use their shares to cover “short sales.” Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65. Additionally, in the response letter describe the steps the issuer and the selling shareholders have taken to ensure compliance with Regulation M.

Response:

The Company is aware of Corporation Finance Telephone Interpretation A.65.

Mr. Hugh Fuller

November 18, 2004

The Company has informed the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their respective affiliates. In addition, the Company will make copies of this prospectus available to each of the selling stockholders and shall inform them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares. The Company is not aware of any independent steps taken by any selling stockholder to ensure compliance with Regulation M.

No change has been made to the Registration Statement in response to this comment.

Incorporation by Reference, page 21

Comment:

5.	Item 12(a)(2) of Form S-3 requires that “all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report” be specifically incorporated by reference. Please revise this section to incorporate by reference all of the Forms 8-K filed since the end of MatrixOne’s fiscal year on June 30, 2004.

Response:

In response to the Staff’s comment, the Company has added a description of the Forms 8-K filed since July 3, 2004 as well as a recently filed Form 10-Q to the “Incorporation of Certain Documents by Reference” section of the Registration Statement.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact me at (617) 248-7587.

Sincerely yours,

/s/ Barbara M. Johnson
Barbara M. Johnson

cc:	Mark F. O’Connell
Gary D. Hall
Deborah Dean, Esq.
Edwin C. Pease, Esq.
Chad A. McDaniel, Esq.